SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

3 July 2019

M&GPrudential investor and analyst conference

Prudential plc today announces that M&GPrudential is holding a conference for investors and analysts in London on 3 July 2019.

The conference aims to provide a deeper insight into M&GPrudential, covering the distinctive capabilities that position it to capture the long-term opportunities in its key savings and investments markets. It will also include a review of past financial performance with a new segmental analysis.

John Foley, M&GPrudential's Chief Executive, said: "We operate in attractive, growing markets underpinned by long-term favourable demographics, in particular ageing populations and the shift to private sector responsibility for retirement. The profitable growth prospects for M&GPrudential are substantial, given the scale and capabilities of our savings and investment business and our expanding international footprint.

"We look forward to showcasing M&GPrudential's unique business mix, which when combined with our disciplined approach to capital management, will underpin our ability to achieve profitable growth and deliver an attractive total return for shareholders."

In March 2018, Prudential plc announced its intention to demerge M&GPrudential, the international savings and investments business formed by the merger of asset manager M&G and Prudential's UK and Europe insurance operations.

Enquiries:

Media		Investors/Analysts
M&GPrudential Richard Miles	+44 (0)20 3977 1426	M&GPrudential Spencer Horgan	+44 (0)20 3977 7888
Jonathan Miller	+44 (0)20 3977 0165

Prudential plc Jonathan Oliver	+44 (0)20 3977 9500	Prudential plc Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

Investor conference
The investor conference is available to view via live webcast from 10.30am and the presentation materials can also be viewed on Prudential plc's website from the same time. To register for the webcast please follow the link below or visit Prudential plc's website at www.prudential.co.uk
Link to webcast: https://www.investis-live.com/mandgprudential/5d0270e0356b240b00a4d517/ikmw

Agenda

Time	Topic	Speaker
From 10.00 10.30 - 11.00 11.00 - 11.25 11.25 - 11.40 11.40 - 12.00 12.00 - 13.00 13.00 - 13.25 13.25 - 13.45 13.45 - 14.15 14.15 - 14.45 14.45 - 16.00

Registration

Welcome and Introduction
Investment Engine
Institutional Deep Dive
Customer and Distribution
UK Retail Savings

Lunch

Customer and Distribution
Global Asset Mgmt Distribution
Customer and Distribution
Heritage
Finance & Capital

Break

Q&A & Close

John Foley, Chief Executive
Jack Daniels, Chief Investment Officer
William Nicoll, Head of Institutional Fixed Income
David Macmillan, Chief Customer & Distribution Officer

Joffy Willcocks, Global Head of Asset Mgmt. Distribution
Roddy Thomson, Chief Operating Officer & MD Heritage
Clare Bousfield, Chief Financial Officer

John Foley and Presenter Panel

M&GPrudential at a glance1

An integrated asset manager and owner
●  £321bn in total in-house funds and managed assets, driving investment innovation and attracting third party funds
●  £174bn of in-house funds, including the UK's largest With Profits fund at £131bn
●  £147bn in external institutional and retail assets under management (AUM), growing by 213% in 10 years

Scaled for further UK and international expansion
●  £260bn of UK AUM
●  £49bn of European AUM
●  £15bn2 of international AUM from across North America, Asia, Australia and RSA
●  Serving 5.5m3 retail and 900 institutional clients
●  A growing distribution platform of operations in 28 countries

Positioned for secular growth in demand for investment solutions
●  At scale positioning across a broad range of investment capabilities to meet demand for yield and risk mitigation solutions
●  £43bn in PruFunds AUM (+20% vs. 2017) providing smoothed returns and access to M&GPrudential's leading multi-asset capabilities
●  One of the world's largest investors in private credit, infrastructure and UK commercial property

Delivering long term client investment performance
●  74% of mutual fund AUM in top 2 performance quartiles based on three-year track record
●  88% of segregated and pooled mandates meet or exceed targets
●  Positive PruFund Growth pension returns every year since 2008 launch

Investing in digital business transformation to deliver market-leading customer experiences and reduce costs
●  Shareholder investment of c.£250m on track to deliver annual shareholder cost savings of c.£145m by 2022 as previously announced

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers and it has £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Notes
1          All period end amounts relate to 31 December 2018, unless otherwise stated
2          Includes £3.8bn of assets managed by M&G for other Prudential plc Group companies
3          Excludes annuity customers set to transfer to Rothesay Life

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&GPrudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&GPrudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 July 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Helen Archbold

Helen Archbold
Head of Corporate Secretariat